PROVINCE OF ONTARIO

TO WIT

TO ALL WHOM THESE PRESENTS MAY COME, BE SEEN OR KNOWN

I, **MICHELE SABUSCO**, a Notary Public for the Province of Ontario by Royal Authority duly appointed residing at the City of Vaughan, in the said Province, **DO CERTIFY AND ATTEST** that the paper writing hereto annexed are true copies of documents produced and shown to me and purporting to be the Certificate and Articles of Amendment dated July 3, 2007 issued to Sutcliffe Resources Ltd., the said copy having been compared by me with the original of the said document, an act whereof being requested I have granted under my Notarial Form and Seal of Office to serve and avail as occasion shall or may require.

IN TESTIMONY WHEREOF I have hereunto set my hand and affixed my seal this 9th day of July, 2007.

MICHELE SABUSCO
A Notary Public in and for the Province of Ontario

CORPORATE ACCESS NUMBER: 207140179

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SUTCLIFFE RESOURCES LTD.
CHANGED ITS NAME TO **ZOLOTO RESOURCES LTD.** ON 2007/07/03.

REGISTRAR OF CORPORATIONS

Articles Of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation	2. Corporate Access Number
SUTCLIFFE RESOURCES LTD.	**207140179**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

1. Pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta), Item 1 of the Articles of the Corporation be and is hereby amended to read:

   "1. Name of Corporation

   Zoloto Resources Ltd."

Filed with Alberta Registries by Macleod Dixon LLP
JUL 0 3 2007
Initials

Authorized Signature	Laurence Stephenson Name of Person Authorizing (please print)	June 18 /07 Date

N/A Identification (if applicable for societies)	CEO and President Title (please print)

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

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Name Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2007/07/03

Service Request Number: 10286099
Corporate Access Number: 207140179
Legal Entity Name: SUTCLIFFE RESOURCES LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: ZOLOTO RESOURCES LTD.
New French Equivalent Name:
Nuans Number: 89530743
Nuans Date: 2007/04/10
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:

Annual returns are outstanding for the 2007 file year(s).

Annual Return

File Year	Date Filed
2006	2006/05/23
2005	2005/06/01
2004	2005/06/01

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Consolidation, Split, Exchange	ELECTRONIC	1999/01/05

Registration Authorized By: RICHARD J. LACHCIK (JO)
SOLICITOR